                                   FORM 11-K

                              [x] ANNUAL REPORTS
                         PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999


                                      OR


                             [_] TRANSITION REPORT
                         PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                               [NO FEE REQUIRED]

For the transition period from _________ to ___________

Commission file number 1-1153


                          NEWMONT MINING CORPORATION
                      RETIREMENT SAVINGS PLAN (NON-UNION)
                      -----------------------------------
                               (Title of Plans)

                          NEWMONT MINING CORPORATION
                          --------------------------
                            (Issuer of Securities)

                 1700 Lincoln Street, Denver, Colorado  80203
                 --------------------------------------------
                         (Principal Executive Office)

NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

Financial Statements And Supplemental Schedule
As Of December 31, 1999 and 1998

Together With Report Of Independent Public Accountants

                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)
                  -------------------------------------------


                       INDEX TO FINANCIAL STATEMENTS AND
                       ---------------------------------

                             SUPPLEMENTAL SCHEDULE
                             ---------------------



                                                                 Page(s)
                                                                 -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                            1
----------------------------------------

FINANCIAL STATEMENTS:
--------------------
  Statements of Net Assets Available for Benefits
     as of December 31, 1999 and 1998                               2

  Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 1999                           3

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE          4-10
-------------------------------------------------------

SCHEDULE SUPPORTING FINANCIAL STATEMENTS:
----------------------------------------
  Schedule I - Schedule of Assets Held for Investment Purposes
     as of December 31, 1999                                       11

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants and Administration Committee of the Newmont Retirement Savings Plan (Non-Union):

We have audited the accompanying statements of net assets available for benefits of the NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION) (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





   Denver, Colorado,                                     /s/ ARTHUR ANDERSEN LLP
   June 26, 2000.

                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)
                  -------------------------------------------


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                       AS OF DECEMBER 31, 1999 AND 1998
                       --------------------------------


                                                         1999          1998
                                                      -----------   -----------
INVESTMENTS, at fair value (Notes 1 and 2):
  Registered investment companies/mutual funds     $ 140,588,990  $ 119,643,943
  Employer stock fund                                 15,024,518      7,153,778
  Participant loans                                    7,864,231      7,713,683
                                                     -----------    -----------
        Total investments                            163,477,739    134,511,404
                                                     -----------    -----------
RECEIVABLES:
  Participant contributions                               15,482         15,029
  Employer contributions                                   3,376              -
                                                     -----------    -----------
        Total receivables                                 18,858         15,029
                                                     -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                  $ 163,496,597  $ 134,526,433
                                                     ===========    ===========


       The accompanying notes are an integral part of these statements.

                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)
                  -------------------------------------------


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1999
                     ------------------------------------



ADDITIONS:
  Investment income-
    Interest, dividends and other income                          $   6,138,435
    Net appreciation in fair value of investments
    (Notes 1 and 2)                                                  19,016,319
                                                                    -----------
        Total investment income                                      25,154,754
                                                                    -----------
  Contributions-
    Employer                                                          6,854,703
    Participant                                                      10,218,128
    Rollover                                                          1,277,633
                                                                    -----------
        Total contributions                                          18,350,464
                                                                    -----------
        Total additions                                              43,505,218
                                                                    -----------
DEDUCTIONS:
  Payment of benefits                                                14,519,335
  Administrative expenses and other                                      15,719
                                                                    -----------
        Total deductions                                             14,535,054
                                                                    -----------
        Net increase                                                 28,970,164

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 134,526,433
                                                                    -----------
  End of year                                                     $ 163,496,597
                                                                    ===========


        The accompanying notes are an integral part of this statement.

                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)
                  -------------------------------------------


            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
            -------------------------------------------------------

                          DECEMBER 31, 1999 AND 1998
                          --------------------------



1. DESCRIPTION OF PLAN:
   -------------------

The following description of the Newmont Retirement Savings Plan (Non-Union) (the "Plan") (formerly known as Newmont Gold Company Retirement Savings Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

The Plan was established on July 1, 1973 by Newmont Mining Corporation (the "Company") for the benefit of all eligible employees which excludes collectively bargained employees, non-U.S. citizens and leased employees. Effective January 1, 1998, the Plan was amended and restated. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Plan Amendment
--------------

Effective April 1, 1999, the definition of compensation was amended to include overtime.

Trust
-----

Trustee, record keeping and investment management services are performed by the Vanguard Group, Inc. ("Vanguard" or "Trustee").

An Investment Committee of not less than three nor more than five members is appointed by the Company's Board of Directors. The Investment Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment fund options offered under the Plan.

Eligibility and Contributions
-----------------------------

Full time employees are eligible to participate in the Plan after performing an hour of service. Part-time employees are eligible to participate in the Plan after a year of eligibility service and 1,000 hours of service, as defined by the Plan document. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, up to 15% of their Plan eligible compensation to a maximum of $10,000 on a pre-tax basis for the 1999 Plan year. Participants' contributions are matched by the Company, not to exceed 6% of their compensation. Total matching contributions are limited to $12,000 annually per participant. Hourly participants also receive a retirement contribution from the Company of 2% of compensation, as defined. Effective January 1, 1999 the Company match was made in Company common stock. Annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as the participant's contributions and the Company's matching and retirement contributions.

Vesting
-------

Participants are fully vested in their contributions, and are vested in Company matching contributions as follows:

     . 20% for each year of service completed and 100% after four years of service, for participants who were eligible employees on or after January 1, 1998
     . 100% of such contributions as of May 5, 1997 and 100% for all subsequent contributions, for employees who were participants under the Santa Fe Plan on May 5, 1997


Participants are vested in retirement contributions from the Company as follows:

     . 100% after five years of service, for participants whose employment commencement date was on or after January 1, 1998
     . 20% for each year of service completed and fully after four years of service, for participants whose employment commencement date was on or prior to December 31, 1997

Additionally, participants may become fully vested in Company contributions upon death, disability or retirement.

Forfeited non-vested account balances are applied to future Company matching contributions. During 1999, no forfeitures were used to reduce Company matching contributions. At December 31, 1999 and 1998, forfeited non-vested accounts totaled $357,382 and $124,693, respectively.

Under Plan provisions, the Trustee may accept "rollover contributions" from participants. Rollover contributions represent distributions to a participant from another plan, which plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code"). Rollover contributions are fully vested and are not taken into account, or do not affect in any way, the maximum annual contribution limitation.

Participant Accounts
--------------------

An individual plan account is maintained for each participant within the Plan. Each participant's account is credited with the participant's contributions, the corresponding Company matching and retirement contributions, and an allocation of plan earnings calculated daily based on participant account balances.

Payment of Benefits
-------------------

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance. In-service and hardship withdrawals are allowed if certain criteria are met.

Investments
-----------

Participants may invest their contributions and their corresponding Company matching contributions in the following investment funds:

     . AIM Constellation Fund, Class A - Seeks capital appreciation. The fund invests primarily in common stocks, emphasizing small to mid-size emerging-growth companies.

     . Templeton Developing Markets Trust - Class I - Seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equity securities of developing markets issuers. It maintains investments in at least three developing markets.

     . Vanguard 500 Index Fund - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     . Vanguard Extended Market Index Fund - Seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up mostly of mid and small-capitalization companies.

     . Vanguard International Growth Fund - Seeks to provide long-term growth of capital by investing in stock of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     . Vanguard LifeStrategy Conservative Growth Fund - Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 25% - 50% stocks, 50% - 75% bonds, and 0% - 25% cash investments.

     . Vanguard LifeStrategy Growth Fund - Seeks to provide long-term growth of capital by investing in four other Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65% - 90% stocks, 10% - 35% bonds, and 0% - 25% cash investments.

     . Vanguard LifeStrategy Income Fund - Seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 5% - 30% stocks, 70% - 95% bonds, and 0% - 25% cash investments.

     . Vanguard LifeStrategy Moderate Growth Fund - Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45% - 70% stocks, 30% -55% bonds, and 0% - 25% cash investments.

     . Vanguard Prime Money Market Fund - Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

     . Vanguard Total Bond Market Index Fund - Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

     . Vanguard U.S. Growth Fund - Seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

     . Vanguard Wellington Fund - Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

     . Vanguard Windsor II Fund - Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

     . Newmont Stock Fund - Invests in the common stock of the Newmont Mining Corporation. Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.


The fair market value of individual investment funds representing 5% or more of the Plan's net assets as of December 31, 1999 and 1998 is as follows:

                                               1999                          1998
                                    --------------------------      --------------------------
                                     Number of         Market        Number of        Market
                                      Shares           Value          Shares          Value
                                    ----------       ---------      -----------    -----------

AIM Constellation Fund, Class A        404,082   $  16,369,343          417,578  $  12,744,491
Vanguard 500 Index Fund                382,514      51,765,585          394,875     44,996,036
Vanguard LifeStrategy Moderate
  Growth Fund                          785,566      14,281,589          766,681     12,926,239
Vanguard Prime Money Market Fund    32,094,974      32,094,974       29,779,994     29,779,994
Newmont Stock Fund                     613,246      15,024,518          396,057      7,153,778

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

       Registered investment companies/mutual funds   $ 15,131,165
       Employer stock fund                               3,885,154
                                                       -----------
                                                      $ 19,016,319
                                                       ===========

Loans
-----

Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of (a) 50% of such participant's vested balance or (b) $50,000. The interest rate on such loans is determined by the Trustee and is based on the prime lending rate at the date of the loan, plus 1%, and is fixed over the term of the loan. The term/repayment period may be up to five years, or up to 15 years if loan proceeds are used for the purchase of a principal residence.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   ------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

New Accounting Pronouncement
----------------------------

The Accounting Standards Executive Committee issued Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3") which eliminates the requirement that a defined contribution plan disclose participant-directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and, as such, the 1998 financial statements have been reclassified to eliminate the participant-directed investment program disclosures in order to conform to the current year presentation.

Valuation of Investments and Income Recognition
-----------------------------------------------

The Plan's investment funds are stated at fair value based on quoted market prices, which were readily determinable at December 31, 1999 and 1998. Cash equivalents and participant loans are stated at cost which approximates fair value.

The increase (decrease) in the fair value of investments held in the Plan are reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
-------------------

Benefit payments are recorded when paid.

Benefits for retired and/or terminated employees who had not received their full payment for their vested benefits, but had requested payment prior to year-end, were approximately $411,000 and $856,000 at December 31, 1999 and 1998, respectively.

Administrative Fees
-------------------

The Company pays all administrative expenses of the Plan, except for loan processing fees on loans initiated subsequent to October 1, 1995.

3. PLAN TERMINATION:
   -----------------

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan ("full termination") subject to the provisions of ERISA. In the event of (a) full termination, (b) termination with respect to a group or class of participants ("partial termination") or (c) a partial discontinuance of contributions, the unvested portion of Company contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and nonforfeitable.

4. TAX STATUS:
   -----------

A favorable determination letter dated December 4, 1996, has been received from the IRS stating that the Trust established under the Plan is exempt from Federal income taxes. Such exemption results from meeting requirements of a qualified plan under the Code. While the Plan has been subsequently amended from time to time, the Plan Administrator and outside legal counsel believe that such amendments have not affected the Plan's status as a qualified plan and that the Plan continues to be in compliance with such requirements.

5. RELATED PARTY TRANSACTIONS:
   ---------------------------

Plan assets are invested in shares of registered investment companies/mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules. Certain Plan assets are also invested in shares of Newmont Mining Corporation, the parent of the Plan sponsor.

6. RISKS AND UNCERTAINTIES:
   ------------------------

The Plan provides for various investment options in registered investment companies/mutual funds and employer stock. Investments, in general, are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

At December 31, 1999 and 1998, the Plan held no derivative instruments directly. However, the Plan held such instruments indirectly through their investments in the mutual funds, which under the trust agreements, may invest in such instruments. These instruments consist mainly of futures contracts and options and are valued at their quoted daily settlement prices. Credit risk exists with respect to these instruments. The credit related gains and losses during the year ended December 31, 1999 were immaterial.

7. POTENTIAL PARTIAL TERMINATION:
   -----------------------------

As a result of recent workforce reductions, there has been a decrease in the number of Plan participants. The Company is consulting with its legal counsel in order to determine whether or not a partial plan termination may have occurred. If a partial termination has occurred, affected Participants will become fully vested as discussed in Note 3.

8. SUBSEQUENT EVENT:
   ----------------

In June 2000, the Company and Battle Mountain Gold Company ("Battle Mountain") entered into a merger agreement which provides, among other things, that Battle Mountain will merge with and become a wholly-owned subsidiary of the Company. The transaction is expected to be complete this Fall, following customary regulatory approvals and approval by Battle Mountain shareholders. The effect this will have on the Plan has not yet been determined.

                                                                      SCHEDULE I


                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)
                  -------------------------------------------


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------

                            AS OF DECEMBER 31, 1999
                            -----------------------

                               EIN # 13-2526632
                               ----------------

                       FORM 5500 - SCHEDULE H - ITEM 4i
                       --------------------------------



                                                                                         Number of
                                                                                         Shares or
Identity of Issue, Borrower,                                                             Principal          Current
Lessor, or Similar Party                     Description of Investment                     Value            Value
----------------------------     ---------------------------------------------------   --------------     ------------
Vanguard Fiduciary
   Trust Company:                Registered Investment Companies/Mutual Funds:
                                     AIM Constellation Fund, Class A                          404,082   $   16,369,343
                                     Templeton Developing Markets Trust - Class I              50,564          789,305
                                     *Vanguard 500 Index Fund                                 382,514       51,765,585
                                     *Vanguard Extended Market Index Fund                      22,320          827,420
                                     *Vanguard International Growth Fund                      350,545        7,883,758
                                     *Vanguard LifeStrategy Conservative Growth Fund          314,303        4,745,974
                                     *Vanguard LifeStrategy Growth Fund                       193,985        4,153,212
                                     *Vanguard LifeStrategy Income Fund                       150,257        1,926,294
                                     *Vanguard LifeStrategy Moderate Growth Fund              785,566       14,281,589
                                     *Vanguard Prime Money Market Fund                     32,094,974       32,094,974
                                     *Vanguard Total Bond Market Index Fund                   320,780        3,066,662
                                     *Vanguard U.S. Growth Fund                                44,034        1,916,792
                                     *Vanguard Wellington Fund                                 11,883          332,253
                                     *Vanguard Windsor II Fund                                 17,454          435,829
                                                                                                           -----------
                                                                                                           140,588,990
                                 Employer Stock Fund:
                                     *Newmont Stock                                           613,246       15,024,518

                                 Participant Loans (a)
                                     Interest rates ranging from 7.00% - 10.00%             7,864,231        7,864,231
                                                                                                           -----------
                                            Total                                                       $  163,477,739
                                                                                                           ===========

*    Represents a party-in-interest (Note 5).
(a) Participant loans under the Plan bear interest at prime, as of the date of borrowing, plus one percent.


         The accompanying notes are an integral part of this schedule.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   NEWMONT MINING CORPORATION
                                   RETIREMENT SAVINGS PLAN (NON-UNION)



                                   By:   /s/Orlando Esquibel
                                       ---------------------
                                         Orlando Esquibel
                                         Administration Committee Member


Dated:  June 28, 2000             By:   /s/ Timothy J. Schmitt
        _____________                ------------------------
                                         Timothy J. Schmitt
                                         Vice President, Secretary and
                                         Assistant General Counsel

                                 EXHIBIT INDEX
                                 -------------


          Exhibit No.                    Exhibit
          -----------                    -------

               23                  Consent of Arthur Andersen LLP